1

Exhibit 99.1
MARKET RELEASE

Sibanye-Stillwater update on impact of COVID-19
Johannesburg, 25 March 2020: On Monday 23 March 2019, the President of the Republic of South
Africa (SA), Cyril Ramaphosa, announced a nation-wide lockdown for 21 days effective from midnight on Thursday, 26 March 2020.

The nation-wide lockdown enacted in terms of the Disaster Management Act, is an emergency protocol that requires South Africans to stay at home except those individuals and businesses supplying essential services to the country. As a result, Sibanye-Stillwater (Tickers JSE: SSW and
NYSE: SBSW) has begun implementing measures to place its SA gold and PGM operations under temporary care and maintenance and subsequently facilitate the safe resumption of operations post the lockdown period.

This suspension of operations will adversely impact on production at the SA mines and shareholders are therefore cautioned that production for 2020 may differ from previous guidance. Further detail will be provided once there is greater clarity on the possible production impact.

Ends.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited’s
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated
Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form
20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File
no. 001-35785), and the Form F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange
Commission on 4 October 2019 (SEC File no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and
Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy;
exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South
Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content.
Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).